Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2018	2017	2016	2015	2014
Earnings:
Net loss	$(25,322)	$(3,694)	$(34,509)	$(22,663)	$(22,110)
Fixed charges	3,349	3,167	3,030	2,978	1,858
Total Earnings	$(21,973)	$(527)	$(31,479)	$(19,685)	$(20,252)
Fixed Charges:
Interest expense	$2,573	$2,425	$2,288	$2,236	$1,151
Portion of rent expense representative of interest	776	742	742	742	707
Total Fixed Charges	$3,349	$3,167	$3,030	$2,978	$1,858
Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—

(1)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges by $25.3 million, $3.7 million, $34.5 million, $22.7 million, and $22.1 million for the years ended December 31, 2018, 2017, 2016, 2015, and 2014, respectively.